UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of September, 2004

(Commission File No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name Into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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EXHIBIT INDEX
SIGNATURE
MATERIAL CHANGE REPORT

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Material Change Report dated September 17, 2004	3 - 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2004	Cameco Corporation

	By:	/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Governance, Legal, Regulatory Affairs and Corporate Secretary

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FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Cameco Corporation (“Cameco”)
2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3

Item 2 — Date of Material Change

September 14, 2004

Item 3 — News Release

The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on September 14, 2004.

Item 4 — Summary of Material Change

The 200 hourly unionized employees at Cameco’s Port Hope conversion facility have accepted a three-year contract offer. These employees, represented by the United Steelworkers of America, had been on strike since midnight July 28, 2004, and voted 62% overall in favour of the contract offer.

Item 5 — Full Description of Material Change

The 200 hourly unionized employees at Cameco’s Port Hope conversion facility have accepted a three-year contract offer. These employees, represented by the United Steelworkers of America, had been on strike since midnight July 28, 2004, and voted 62% overall in favour of the contract offer.

The employees returned to work on Thursday, September 16, 2004. Completing the scheduled summer maintenance and ramping up production will take about five weeks. The conversion facility is currently about 1,000 tonnes behind its 2004 production target of 12,500 tonnes uranium. During the strike, Cameco met sales obligations to customers by reducing its conversion inventory.

Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 — Omitted Information

Not applicable.

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Item 8 — Executive Officer

Gary M.S. Chad
Senior Vice-President, Governance, Legal, Regulatory Affairs and Corporate Secretary
Cameco Corporation
(306) 956-6303

Item 9 — Date of Report

September 17, 2004

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